

June 20, 2012

Via E-mail
Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

> **Re:** **Meritage Homes Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 12, 2012**
> **File No. 333-181336**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-09977**

Dear Mr. Seay:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your response to comment one in our letter dated June 1, 2012. Please confirm that you will clearly disclose that Meritage Homes Corporation has no independent assets or operations, as defined by Article 3-10(h)(5) of Regulation S-X, in your future filings, including in your Business section and elsewhere as appropriate.

Table of Co-Registrants

2. As previously requested, please note the release provision when disclosing that the guarantees are full and unconditional and provide a description of the release provisions. Please also confirm to us that you will provide the disclosures required by Note 1 to Article 3-10(f) of Regulation S-X in all future periodic report to the extent that the notes are outstanding.

Selected Financial Data, page 3

3. We note your response to comment seven in our letter dated June 1, 2012, in which you state that pro forma financial information is immaterial. It is unclear how you arrived at this conclusion. In this regard, we note that you will recognize a $5.5 million debt extinguishment charge and an increase of approximately $1.2 million in interest expense. As such, we continue to request that you include pro forma financial information for the issuance of the $300 million 7% Senior Notes and the repurchase of outstanding debt obligations. Please ensure that you provide sufficient footnote disclosure to allow an investor to understand the adjustments being made. In this regard, the $5.5 million debt extinguishment charge would be a disclosure item in accordance with Article 11-02(b)(6) of Regulation S-X, as it will not have a continuing impact on your operating results. Please refer to Article 11-02 of Regulation S-X for guidance.

The Exchange Notes, page 8

4. As previously requested, please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 29

Real Estate, page 30

5. We note your responses to comment 19 in our letter dated June 1, 2012. In future filings, please enhance your current disclosures to address the following:

    * Provide the two explanations for the $12.6 million of land and land inventory impairments, including quantification for each.

    * Disclose the carrying value of those communities and/or lots by reportable segment that you determined as of the most recent balance sheet date are at-risk for future impairment, whether that risk is due to the community/lot being mothballed, is experiencing larger-than-anticipated reductions in key factors that you monitor and are at higher risk for future impairment, or falls into another category. If you do not believe any of your real estate inventory is at risk for future, material impairment charges, please disclose your conclusion.

- For those communities that you have determined are at-risk for future, material impairment charges, please disclose the segment-specific facts and circumstances that could result in material changes to your estimates and assumptions and lead to a material impairment charge being recognized. For example, you note that one community in Arizona comprises 40% of your total mothballed assets and is an active adult community. If you determine that this community is at-risk for a future, material impairment charge in light of its mothballed status, disclosure should be provided for this community of the facts and circumstances that could materially impact your assumptions and estimates for the fair value of this community and result in a material impairment charge being recognized.

- A more complete description of your policies for mothballed communities, as provided in your response letter.

  Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges.

Home Closing Revenue, Home Orders and Order Backlog – Segment Analysis, page 34

6. We note your response to comment 20 in our letter dated June 1, 2012. Specifically, we note that you are unable to meaningfully identify the mix of your revenue as a relative percentage of your different product types and are unable to quantify these impacts due to the inconsistency of your home products sold between periods. Please disclose this fact to allow investors to better understand the information management is and is not able to monitor at the segment level.

Note 1 – Business and Summary of Significant Accounting Policies, page 56
Investments in Unconsolidated Entities, page 58

7. We note your response to comment 22 in our letter dated June 1, 2012, along with the significance test computations. While there appear to be a few computational inconsistencies with the guidance in Article 1-02(w) of Regulation S-X for the income test and you did not provide the asset test for purposes of Article 4-08(g) of Regulation S-X, it is clear that significance has been met at the 10% threshold at the aggregate level and at least one equity method investee for fiscal years 2011 and 2010. As such, inclusion of the disclosures required by Article 4-08(g) of Regulation S-X for all of your equity method investees is required for all periods presented. Please amend your fiscal year 2011 Form 10-K to provide the required disclosures in your audited footnotes. Please also consider whether the significance tests have been met for the first quarter of fiscal year 2012 and amend the corresponding Form 10-Q in the event that the requirements in Article 10-01(b)(1) of Regulation S-X have been met. If you do not believe an amendment is required to provide the financial information for your equity

method investees, please provide us with your computations of the required significance tests prepared in accordance with Article 1-02(w) of Regulation S-X.

We remind you that when you file your amended fiscal year 2011 Form 10-K and Form 10-Q, if applicable, you should appropriately address the following:

- If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

- Please tell us when you will file your amended and restated Form 10-K and Form 10-Q. We remind you that when you file your amended Form 10-K and Form 10-Q you should appropriately address the following:

  o An explanatory paragraph at the beginning of the document explaining why you are amending the document;

  o An explanatory paragraph in the reissued audit opinion and/or consideration of the guidance in AU Section 390 and paragraphs .05-.09 in AU Section 561 regarding the impact this excluded disclosure has to their report date;

  o Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Form 10-Q should include the following:

    ▪ A discussion of the amendment and restated footnote along with the facts and circumstances surrounding it;

    ▪ How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;

    ▪ Changes to internal control over financial reporting; and

    ▪ Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.

Refer to Items 307 and 308 of Regulation S-K.

- o   Updated reports from management and your independent auditors regarding your internal control over financial reporting.

- o   Include all updated certifications that refer to the amended filings.

Note 12 – Commitments and Contingencies, page 75

8. We note your response to comment 25 in our letter dated June 1, 2012. We note that you have disclosed that the lenders related to the Joint Venture Litigation are requesting full payment of $13.2 million, which does provide investors with useful information. However, it remains unclear from your current disclosures and from your draft disclosures what the amount of reasonably possible loss in excess of accrual is for this litigation and your other litigation, which may be disclosed in the aggregate. Please refer to the guidance in ASC 450-20-25-1 regarding the difference between a probable loss contingency, which is accrued to the extent reasonably estimable, and a reasonably possible loss contingency, which is disclosed in excess of the probable and reasonably estimable amount. Please also note that while we understand there are uncertainties associated with estimating the amount of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. As such, we continue to request that you please disclose either (a) the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings, (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated for the aggregate of your legal proceedings, or (c) that the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings is immaterial. If you are unable to estimate the amount or range of reasonably possible loss for your legal proceedings, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 – 50-5. Please include your proposed disclosures in your response.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeff Beck (*via E-mail)*
        Snell & Wilmer LLP